Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

October 29, 2020

To,

The Secretary

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Sub: Newspaper advertisement regarding financial results of Q2 FY2021

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the financial results of the company for the quarter and half-year ended September 30, 2020 as published in Business Standard and Andhra Prabha on October 29, 2020.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary